October 5, 2018 VIA EDGAR Ms. Alison White Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, DC 20549	Stacy L Fuller stacy.fuller@klgates.com T +1 202 778 9475 F +1 202 778 9100

Re:	TigerShares Trust (the “Trust”) (File Nos. 333-226900, 811-22371) Registration Statement on Form N-1A

Dear Ms. White:

The following are responses by and on behalf of the TigerShares Trust (“Registrant”) to the comments received from you on September 12, 2018, regarding the Registration Statement on Form N-1A (“Registration Statement”) for the TigerShares China-U.S. Internet Titans ETF (the “Fund”), a series of the Registrant, that was filed with the Securities and Exchange Commission (“SEC”) on August 17, 2018. Your comments and the Registrant’s responses are set forth below. Defined terms used but not defined herein have the respective meanings assigned to them in the Registration Statement.

General Comments

1.	Please explain supplementally whether the Fund intends to file an application under Rule 19b-4 under the Securities Exchange Act of 1934.

Response: The Registrant does not intend to request that its listing exchange file an application under Rule 19b-4 under the Securities Exchange Act of 1934. Instead, the Registrant anticipates that the Fund will qualify for listing under the “generic listing standards” included in Rule 5705 of the Nasdaq Stock Market LLC.

2.	We note that the registration statement is incomplete. Please complete the registration statement in a pre-effective amendment to provide all missing information, and eliminate all blanks and bracketed items.

Response: The Registrant has provided all missing information and eliminated all blanks and bracketed terms in the pre-effective amendment (the “Pre-Effective Amendment”) to the Registration Statement.

K&L Gates LLP

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Investment Objective

3.	Please revise the wording of the Fund’s investment objective so that it reflects the precise language of the exemptive application.

Response: The Fund’s investment objective has been revised as follows:

The TigerShares China-U.S. Internet Titans ETF (the “Fund”) seeks to provide investment results that closely correspond, before fees and expenses, ~~correspond generally~~ to the ~~price and yield~~ performance of a specific equity securities index. The Fund’s current index is the ~~NASDAQ China-U.S. Internet Leaders Index~~ Nasdaq China US Internet Tiger Index (the “Underlying Index”).

Fees and Expenses

4.	Please submit a completed fee table and expense example.

Response: The Registrant has completed the fee table and expense examples in the Pre-Effective Amendment.

5.	Please confirm supplementally that the Fund will not impose a 12b-1 fee for at least one year from the effective date of the registration statement.

Response: The Registrant confirms that the Fund will not impose a Rule 12b-1 fee for at least one year from the effective date of the Registration Statement.

6.	Please confirm that the Fund’s fee waiver/expense reimbursement agreement will be in effect for at least one year from the effective date of the registration statement. Otherwise, please remove the waiver from the fee table.

Response: There is currently no Fee Waiver Agreement for the Fund. The Registrant has deleted all references to the Fee Waiver Agreement in the Pre-Effective Amendment.

7.	Please confirm the fee waiver agreement will be filed as an exhibit to the registration statement.

Response: There is currently no Fee Waiver Agreement for the Fund. The Registrant has deleted all references to the Fee Waiver Agreement in the Pre-Effective Amendment.

Principal Investment Strategies

8.	Please provide the SEC staff (the “Staff”) with a courtesy copy of the “white paper” or similar documentation that describes the detailed index methodology of the NASDAQ China-U.S. Internet Leaders Index pursuant to Rule 418 under the Securities Act of 1933.

Response: The Registrant will provide the Staff with the index methodology via e-mail. Please note that the underlying index’s name has changed to Nasdaq China US Internet Tiger Index (the “Index”), which has been reflected in the Pre-Effective Amendment.

9.	Please disclose when and how frequently the index is reconstituted.

Response: The Registrant has made the requested change.

10.	Please disclose only those derivatives that the Fund will actually use as part of its principal investment strategies, the specific purposes for which those derivatives will be used and the risk factors associated with the use of those derivatives. For additional guidance, see the letter from Barry Miller to the ICI dated July 30, 2010 and revise the disclosure as appropriate. See also IM Guidance Update (No. 2013-05).

Response: The Fund does not currently intend to invest in derivatives as a principal investment strategy and has removed references to investments in derivatives from the prospectus.

Principal Risks

11.	We note that the risks are presented alphabetically. Please consider re-ordering them to provide shareholders with risks most relevant to the Fund and its investments with greater prominence.

Response: The Registrant has considered the Staff’s comment and determined to leave the risks in alphabetical order.

China Risk

12.	Please consider expanding the China Risk disclosure to discuss the potential of a US-China trade war.

Response: The Registrant has revised the last sentence of the China Risk disclosure as follows:

The Chinese economy is heavily reliant upon trade and an increase in trade restrictions, such as in the event of a US-China trade war, or even the threat thereof, may negatively affect the Chinese economy and its issuers.

Flash Crash Risk

13.	With respect to Flash Crash Risk, is there a reason that this risk would be more significant for the Fund rather than other ETFs? Please advise or revise.

Response: Flash crash risk is no more significant for the Fund than any other ETF. Nevertheless, the Registrant deems it prudent to include this disclosure.

Large Shareholder Risk

14.	With respect to Large Shareholder Risk, does the Fund have insight into its potential shareholder base that would suggest that this risk is more likely for the Fund than a typical ETF? Please advise or revise.

Response: Because the Fund will have one large investor at its inception, the Registrant believes this disclosure is prudent.

New Fund Risk

15.	It is unclear why you have included New Fund Risk as a subcategory of ETF Risk instead of as a standalone risk. Please advise or revise.

Response: The Registrant has revised the disclosure so that New Fund Risk is a standalone risk.

Portfolio Managers

16.	Please disclose the month and year of the Fund’s inception. See Item 5(b) of Form N-1A.

Response: The Registrant has revised the disclosure to indicate that the Fund was incepted in October 2018.

Depository Receipts Risk

17.	If the Fund will invest in unsponsored ADRs, please add specific principal investment strategy and risk disclosure to the Fund Summary.

Response: The Fund does not currently intend to invest in unsponsored ADRs as a principal investment strategy.

18.	Please reconcile the disclosure in this section that “if a particular investment in such ADRs or GDRs is deemed illiquid, that investment will be included within the Fund’s limitation on investment in illiquid securities” with the statement in the exemptive application that “[a] Fund, or its respective Master Fund, will not invest in any Depositary Receipts that an Adviser or any Sub-Adviser deems to be illiquid or for which pricing information is not readily available.”

Response: The Fund would not invest in any Depositary Receipt that the Fund’s investment adviser deems to be illiquid or for which pricing information is not readily available at the time of purchase. However, it is possible that a Depositary Receipt held by the Fund could become illiquid due to market or other factors.

Fund Management

19.	On page 20, the disclosure states that “[a] discussion regarding the basis for the Board of Trustees’ approval of the Advisory Agreement with respect to the Fund will be available in the Trust’s first report to shareholders.” In accordance with Item 10(a)(iii) of Form N-1A, please specify either annual or semi-annual and replace “first” with the period covered by the relevant report. The comment also applies to the disclosure about the Subadvisory Agreement.

Response: The Registrant has revised the disclosure to state that the discussion regarding the basis for the Board of Trustees’ approval of the Advisory Agreement and Subadvisory Agreement with respect to the Fund will be available in the first semi-annual report to shareholders for the period ended March 31, 2019.

20.	This section discloses the Fund will pay the Adviser 10% of monthly investment income received from the investment of cash collateral and loan fees received from borrowers in respect of securities loans. Please revise the fee table to reflect this fee or explain why it is not necessary.

Response: Any compensation that the Adviser receives in connection with the Fund’s securities lending activities will be reflected in the fee table. Because the Fund has not currently established a securities lending program, fees from such a program have not been estimated for inclusion in the fee table.

Index Provider

21.	Please file the sub-licensing agreement between the Fund and the Adviser as an exhibit to the registration statement. See Item 28(h) of Form N-1A.

Response: The Registrant has filed the sub-licensing agreement between the Fund and the Adviser as an exhibit to the Pre-Effective Amendment.

SAI

Investment Policies and Restrictions

22.	We are unable to locate disclosure relating to the Fund’s fundamental policy on concentration, as required by Section 8(b)(1)(B) of the Investment Company Act of 1940. Please advise or revise.

Response: The Registrant has added the Fund’s fundamental policy on concentration to the SAI.

China A-Shares

23.	Please explain the “Connect Program” in the summary prospectus.

Response: Investments through the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect programs are not currently expected to be principal investment strategies of the Fund. Accordingly, the Registrant respectfully declines the comment.

Part C – Item 35. Undertakings

24.	It is unclear why you have not included the undertaking required for initial registration statements filed under the Securities Act by Item 35 of Form N-1A. Please advise or revise.

Response: The Registrant does not intend to rely on Section 14(a)(3) of the Investment Company Act of 1940, as amended, and therefore Item 35 of Form N-1A is not applicable.

Financial Statements, Exhibits, and Other Information

25.	Please note that any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

Response: The Registrant so notes and has filed the required materials with the Pre-Effective Amendment.

26.	Please include the indemnification undertaking required by Rule 484 under the Securities Act in the registration statement.

Response: The Registrant has included the indemnification undertaking required by Rule 484 in the Pre-Effective Amendment.

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9475.

Sincerely,

Stacy L Fuller

cc:	David P. Foulke, Wealthn LLC Yang Xu, Wealthn LLC Timothy Bekkers, K&L Gates LLP